SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         (Amendment No.            )(9)


                             Williams Coal Seam Gas Royalty Trust
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                                (Name of Issuer)


Units of beneficial interest
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                         (Title of Class of Securities)


                                   969450105
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                                 (CUSIP Number)
                  Michael P. Wright, Bear, Stearns & Co. Inc.
                  115 South Jefferson Road, Whippany, NJ 07981
                                 (973) 793-2214
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                              June 6, 2003
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                (Page 1 of Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)


CUSIP No.    969450105                 13D                   Page    of    Pages


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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                The Bear Stearns Companies Inc.**
                                IRS # 13-3286161
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                 Not Applicable

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

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               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

				0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

				0%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

				HC

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               Quatro Finale IV, LLC
                                IRS # 13-4129602
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                     Not Applicable

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

				0

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
				0%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

OO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No.   969450105                  13D                   Page    of    Pages


-------------------------------------------------------------------------------
Page 3

                                        Schedule 13D Amendment No. 9

     This statement constitutes Amendment No. 9 to the statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Quatro Finale IV, LLC with respect to its ownership of the Subject Trust Units (as defined in Item 6, herein) of Williams Coal Seam Gas Royalty Trust (the "Issuer").

Item 1:  Security and Issuer.

No Change

Item 2:  Identity and Background:

		No Change

Item 3:  Source and Amount of Funds or Other Consideration

 		Not Applicable

Item 4:  Purpose of Transaction.

		See Item 6

Item 5: Interest in Securities of the Issuer (as of 06/06/03)

(a) The responses of Quatro Finale IV, LLC to Rows (11) through (13) of this Amendment No. 9 to Schedule 13D are incorporated herein by reference. To the best of Quatro Finale IV, LLC's knowledge, none of its executive officers or directors beneficially own any Common Stock of the Issuer.

(b) The responses of Quatro Finale IV, LLC to Rows (7) through (10) of This Amendment No. 9 to Schedule 13D are incorporated herein by reference.

(c) Since the date of its last filing on Schedule 13D, Quatro Finale IV, LLC has effected transactions in the Subject Trust Units following Williams' exercise of the Amended
      Call Option (each as defined in Item 6, herein). Information concerning this transaction is set forth in Appendix I, hereto.

(d) Not Applicable.

(e) Not Applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect To Securities of the Issuer.

On August 11, 2000, Quatro Finale IV LLC ("QFIV") and the Williams Companies, Inc. ("Williams") entered into a Purchase and Sale Agreement (the "Existing Purchase Agreement") pursuant to which QFIV purchased from Williams 3,568,791 units of beneficial interest (the "Subject Trust Units") evidencing an undivided interest in the Issuer. The Issuer is governed by that certain Trust Agreement dated as of December 1, 1992, as amended from time to time, among Williams Production Company, Williams, Chemical Bank Delaware and Nations Bank of Texas, N.A. (the "Trust Agreement"). The Existing Purchase Agreement provides that under certain circumstances, QFIV has the right to cause Williams to purchase all of the Subject Trust Units from QFIV (the "Put Option") and Williams has the right to repurchase all of the Subject Trust Units from QFIV (the "Call Option"). Pursuant to the Existing Purchase Agreement, each of the Put Option and Call Option may be exercised at a stated strike price, which is subject to certain adjustments (including with respect to certain distributions, tax credits, adjustments thereto and accrued interest). The Existing Purchase Agreement further provides that the Put Option expires upon exercise of the Call Option, and the Call Option expires upon exercise of the Put Option, with both the Put Option and Call Option expiring on June 30, 2003.

On September 26, 2001, the Existing Purchase Agreement was amended by QFIV & Williams ("Amendment No. 1") to provide for multiple exercises of the Call Option by Williams of the Subject Trust Units (the "Amended Call Option"). Amendment No. 1 also provides that the Put Option may be exercised by QFIV to cause Williams to purchase all of the remaining Subject Trusts Units not previously subject to the Amended Call Option (the "Amended Put Option"). Pursuant to Amendment No. 1, the Amended Call Option expires upon the exercise of the Amended Put Option, and the Amended Put Option expires upon the repurchase by Williams of all of the Subject Trust Units pursuant to the Amended Call Option, with both the Amended Put Option and Amended Call Option expiring on June 30, 2003.

On August 11, 2000, QFIV and Williams also entered into a separate Nominee and Voting Rights Agreement (the "Voting Rights Agreement"), pursuant to which QFIV granted Williams the voting rights (but not the beneficial interest) associated with the Subject Trust Units. The voting rights granted to Williams are limited to the extent that Williams may not vote in favor of any proposed amendment to the Trust Agreement or to the Gas Purchase Agreement and Gas Gathering Agreement (as those terms are defined in the Existing Purchase Agreement). The voting rights granted to Williams terminate and revert to QFIV upon the first to occur of (i) July 1, 2003, or (ii) certain events relating to the financial condition of Williams (including insolvency and bankruptcy proceedings). Even after these voting rights revert to QFIV, QFIV is obligated to vote in favor of a proposal to terminate the Issuer if QFIV is a record holder for voting purposes any time prior to (i) July 1, 2004, or (ii) the date on which a registration of the Subject Trust Units, pursuant to the Registration Rights Agreement between QFIV and Williams, dated August 11, 2000, becomes effective


Page 4


** Quatro Finale IV LLC is a subsidiary of The Bear Stearns Companies Inc.


Signature:

        After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.



                                                     June 9, 2003
                                        ----------------------------------------
                                                         (Date)


                                                            /S/
                                        ----------------------------------------
                                                       (Signature)


                                       Francis Dunleavy/Senior Managing Director
                                        ----------------------------------------
                                                       (Name/Title)


                                   APPENDIX I

 Units of beneficial interest of Williams Coal Seam Gas Royalty Trust

                    Trading from 05/10/03 through 06/09/03
                            (Various Firm Accounts)

				***** 06/06/03 *****
		2,408,791- WILLIAMS COAL SEAM GAS Exercised @ $2.4966

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).